Exhibit 99.1

eLong Reports Third Quarter 2012 Unaudited Financial Results

Adds nearly 2 million room nights compared to third quarter of 2011

BEIJING, November 15, 2012 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2012.

Highlights

•

Hotel room nights booked through eLong in the third quarter increased 70% to 4.6 million room nights compared to 2.7 million in the prior year period. Online hotel bookings comprised 76% of total hotel bookings, compared to 60% in the third quarter of 2011.

•	Hotel commission revenue for the third quarter increased 24% to RMB156.6 million (US$24.9 million), compared to RMB126.0 million (US$19.8 million) in the third quarter of 2011.

•	Net revenues for the third quarter increased 20% to RMB197.3 million (US$31.4 million), compared to RMB164.3 million (US$25.8 million) in the third quarter of 2011.

•

Domestic hotel coverage network expanded 54% to almost 36,000 domestic hotels as of September 30, 2012, compared to 23,000 as of September 30, 2011. In addition, eLong offers over 160,000 international hotels through a direct connection to Expedia.

•	Entered into a new cooperation agreement with Expedia that provides an increased level of strategic cooperation with our largest shareholder.

•

Received several industry awards and honors, including: being named (1) a Top Micro-Innovation Company by BizReview Magazine, (2) a 2012 China Best Employer award by Zhaopin.com and Beijing University, and (3) a 2012 China Best Call Center by the China Federation of IT Promotion.

“In the third quarter, we launched our largest-ever marketing campaign, featuring our ‘Book Hotel, Use eLong’ branding and increased coupon promotions. The campaign contributed to significantly improved brand awareness and growth in our market share. It did come with a price, but we are willing to take a short-term loss for long term gain. Going forward, we will continue with our online hotel strategy, invest aggressively and drive harder,” said Guangfu Cui, Chief Executive Officer of eLong.

“We are strong believers in the eLong team and their ability to grow and continue to gain share in China. We are just getting started,” said Dara Khosrowshahi, President and Chief Executive Officer of Expedia.

Business Results

Revenues

Total revenues by product for the third quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q3 2012	% Total	Q3 2011	% Total	Y/Y Growth
Hotel reservations	156.6	74%	126.0	72%	24%
Air ticketing	35.2	17%	33.7	19%	5%
Other	20.1	9%	15.5	9%	30%

Total revenues	211.9	100%	175.2	100%	21%

Hotel Reservations

Hotel commission revenue increased 24% in the third quarter of 2012 compared to the same period in 2011, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the third quarter increased 70% year-on-year to 4.6 million. Commission per room night decreased 27% year-on-year, primarily due to an increase in the size of our coupon program both in terms of the number of hotels and the cash-back amounts offered, as well as the growth of groupbuy and budget hotels and lower average daily rates across other hotel segments. Hotel commission revenue grew to 74% of total revenues from 72% in the prior year quarter.

Air Ticketing

Air ticketing commission revenue increased 5% in the third quarter of 2012 compared to the prior year quarter, driven by a 12% increase in air segments to 662,000, partially offset by a 7% decrease in commission per segment. Commission per segment decreased due to a lower air commission rate compared to the same quarter of 2011 as well as air segments booked using our new air coupon program. Air ticketing commission revenue decreased to 17% of total revenues from 19% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 30% year-on-year in the third quarter of 2012, mainly driven by increased advertising revenue. Other revenue was 9% of total revenues, consistent with the prior year quarter.

Profitability

Gross margin in the third quarter of 2012 decreased to 70%, compared to 73% in the third quarter of 2011. Gross margin decline was primarily due to lower hotel commission revenue per room night as well as higher volume-driven fulfillment costs.

Operating expenses for the third quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q3 2012	% of Net Revenue	Q3 2011	% of Net Revenue	Y/Y Growth
Service development	33.4	17%	26.4	16%	27%
Sales and marketing	144.7	74%	69.0	42%	110%
General and administrative	16.2	8%	12.9	8%	25%
Amortization of intangible assets	0.3	—	0.1	—	104%
Charges related to property and equipment and intangible assets	0.4	—	—	—	N/ M

Total operating expenses	195.0	99%	108.4	66%	80%

Total operating expenses increased 80% for the third quarter of 2012 compared to the third quarter of 2011. Total operating expenses increased to 99% of net revenues in the third quarter of 2012 from 66% in the prior year quarter which led to an operating loss of RMB56.2 million compared to operating income of RMB11.6 million in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 27% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 17% of net revenues in the third quarter of 2012 from 16% in the same quarter of 2011.

Sales and marketing expenses for the third quarter of 2012 increased 110% over the prior year quarter, mainly driven by increased advertising expenses from our marketing campaign and a further level of increased investment in online marketing channels. Sales and marketing expenses increased to 74% of net revenues in the third quarter of 2012 from 42% in the same quarter of 2011.

General and administrative expenses for the third quarter of 2012 increased 25% compared to the prior year quarter, mainly driven by higher personnel expenses. General and administrative expenses were 8% of net revenues, consistent with the same quarter of 2011.

Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other income was RMB16.2 million in the third quarter of 2012 compared to other income of RMB0.9 million in the third quarter of 2011, primarily driven by an increase in interest income and a decrease in foreign exchange losses. Interest income in the third quarter of 2012 increased to RMB15.0 million, compared to RMB7.2 million in the third quarter of 2011, due to higher interest yield. Foreign exchange losses on our cash and cash equivalents and short-term investments decreased to RMB0.1 million in the third quarter of 2012, from RMB5.9 million in the third quarter of 2011 as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in the prior year quarter.

As of September 30, 2012, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$306 million), of which 96% was held in Renminbi and 4% was held in US dollars, compared to total cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$291 million), of which 86% was held in Renminbi and 14% held in US dollars as of September 30, 2011.

Net loss for the third quarter of 2012 was RMB33.1 million, compared to net income of RMB9.4 million during the prior year quarter.

Net loss per ADS and diluted net loss per ADS for the third quarter of 2012 were each RMB0.96 (US$0.16), compared to net income per ADS and diluted net income per ADS of RMB0.28 (US$0.04) in the prior year quarter.

Business Outlook

eLong currently expects net revenues for the fourth quarter of 2012 to increase by 15% to 25% compared to the fourth quarter of 2011. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Share Repurchase Program

Since August 17, 2012, no additional shares have been repurchased under eLong’s share repurchase program.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the risk that eLong will not be able to increase our brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its third quarter 2012 unaudited financial results on November 16, 2012 at 8:00 am Beijing time (November 15, 2012, 7:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leading online travel service provider in China. Headquartered in Beijing, eLong provides business and leisure travelers a leading selection of almost 36,000 hotels in China and over 160,000 international hotels in over 200 countries worldwide. eLong empowers travelers to make informed travel decisions with user-friendly website and mobile technology, a 24-hour customer service center and easy to use booking tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong can also fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2011	Jun. 30, 2012	Sep. 30, 2012	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2012
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	126,043	153,843	156,598	24,917	321,245	433,335	68,950
Air ticketing	33,681	29,944	35,198	5,600	96,093	92,301	14,686
Other	15,444	13,259	20,053	3,191	39,472	47,149	7,502

Total revenues	175,168	197,046	211,849	33,708	456,810	572,785	91,138
Business tax and surcharges	(10,822)	(12,007)	(14,590)	(2,322)	(28,785)	(37,334)	(5,940)

Net revenues	164,346	185,039	197,259	31,386	428,025	535,451	85,198
Cost of services	(44,319)	(46,149)	(58,514)	(9,310)	(114,416)	(145,938)	(23,221)

Gross profit	120,027	138,890	138,745	22,076	313,609	389,513	61,977
Operating expenses:
Service development	(26,347)	(30,494)	(33,381)	(5,311)	(69,595)	(91,110)	(14,497)
Sales and marketing	(68,993)	(90,526)	(144,722)	(23,028)	(167,496)	(302,198)	(48,084)
General and administrative	(12,936)	(14,591)	(16,194)	(2,577)	(38,641)	(45,559)	(7,249)
Amortization of intangible assets	(137)	(279)	(279)	(44)	(410)	(809)	(129)
Charges related to property and equipment and intangible assets	(7)	—	(378)	(60)	(148)	(378)	(60)

Total operating expenses	(108,420)	(135,890)	(194,954)	(31,020)	(276,290)	(440,054)	(70,019)

Income/(loss) from operations	11,607	3,000	(56,209)	(8,944)	37,319	(50,541)	(8,042)
Other income/(expenses):
Interest income	7,166	14,006	14,955	2,380	17,061	40,568	6,455
Foreign exchange losses	(5,923)	(29)	(83)	(13)	(17,189)	(730)	(116)
Other	(337)	65	1,339	213	(4,855)	2,829	450

Total other income/(expense), net	906	14,042	16,211	2,580	(4,983)	42,667	6,789

Income/(loss) before income tax benefit/(expense)	12,513	17,042	(39,998)	(6,364)	32,336	(7,874)	(1,253)
Income tax benefit/(expense)	(2,921)	(963)	7,178	1,142	(7,956)	3,567	568
Equity in net loss of affiliates	(156)	(65)	(320)	(51)	(115)	(935)	(149)

Net income/(loss)	9,436	16,014	(33,140)	(5,273)	24,265	(5,242)	(834)

Net income/(loss) per share	0.14	0.23	(0.48)	(0.08)	0.42	(0.08)	(0.01)
Diluted net income/(loss) per share	0.14	0.23	(0.48)	(0.08)	0.40	(0.08)	(0.01)
Net income/(loss) per ADS(2)(3)	0.28	0.46	(0.96)	(0.16)	0.84	(0.16)	(0.02)
Diluted net income/(loss) per ADS(2)(3)	0.28	0.46	(0.96)	(0.16)	0.80	(0.16)	(0.02)
Shares used in computing net income per share:
Basic	67,831	68,687	68,859	68,859	57,782	68,711	68,711
Diluted	69,547	69,225	69,404	69,404	60,003	69,438	69,438
Share-based compensation charges included in:	5,886	8,168	6,979	1,110	16,304	22,096	3,516
Cost of services	393	638	417	66	1,084	1,520	242
Service development	2,239	3,221	2,660	423	5,514	8,653	1,377
Sales and marketing	1,114	1,069	1,015	162	2,678	3,370	536
General and administrative	2,140	3,240	2,887	459	7,028	8,553	1,361

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2848 on September 30, 2012 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2011	Sep. 30, 2012	Sep. 30, 2012
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	411,676	341,220	54,293
Short-term investments	1,433,425	1,519,243	241,733
Restricted cash	61,400	61,400	9,770
Accounts receivable, net	83,311	131,620	20,943
Amounts due from related parties	11,632	29,896	4,757
Prepaid expenses	18,223	26,626	4,237
Other current assets	33,761	101,300	16,117

Total current assets	2,053,428	2,211,305	351,850
Property and equipment, net	44,230	70,772	11,261
Investment in equity affiliates	15,549	18,024	2,868
Goodwill	61,061	61,061	9,716
Intangible assets, net	5,308	6,969	1,109
Other non-current assets	31,142	35,664	5,674

Total assets	2,210,718	2,403,795	382,478

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	60,899	88,196	14,033
Income taxes payable	7,009	9,650	1,535
Amounts due to related parties	2,624	61,076	9,718
Deferred revenue	20,880	40,693	6,475
Accrued expenses and other current liabilities	111,787	180,929	28,789

Total current liabilities	203,199	380,544	60,550
Other liabilities	1,536	1,494	238

Total liabilities	204,735	382,038	60,788

Shareholders’ equity
Ordinary shares	2,864	2,864	456
High-vote ordinary shares	2,691	2,691	428
Treasury stock	(75,494)	(72,377)	(11,516)
Additional paid-in capital	2,209,469	2,231,344	355,038
Accumulated deficit	(133,547)	(142,765)	(22,716)

Total shareholders’ equity	2,005,983	2,021,757	321,690

Total liabilities and shareholders’ equity	2,210,718	2,403,795	382,478

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3
Hotel Reservations
Room Nights	1,700	2,217	2,702	2,583	9,202	2,844	3,666	4,601
Room Night Y/Y	41%	43%	42%	50%	44%	67%	65%	70%
Average Daily Rate Y/Y	(1%)	(9%)	(9%)	(8%)	(7%)	(12%)	(11%)	(9%)
Commission/Room Night Y/Y	(7%)	(15%)	(12%)	(7%)	(10%)	(19%)	(11%)	(27%)
Hotel Commissions Y/Y	31%	22%	25%	39%	29%	36%	47%	24%
Air Ticketing
Air Segments	587	568	591	571	2,317	554	525	662
Air Segments Y/Y	(10%)	(4%)	(6%)	1%	(5%)	(6%)	(8%)	12%
Average Ticket Value Y/Y	11%	7%	0%	4%	5%	1%	5%	0%
Commission/Segment Y/Y	14%	10%	8%	(4%)	7%	(5%)	1%	(7%)
Air Commissions Y/Y	2%	6%	2%	(4%)	2%	(10%)	(7%)	5%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges and equity in net loss (income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	7,712	7,119	9,436	15,004	39,271	11,883	16,014	(33,140)
Interest income	(4,591)	(5,304)	(7,166)	(8,587)	(25,648)	(11,606)	(14,006)	(14,955)
Income tax expense/(benefit)	2,786	2,250	2,921	2,790	10,747	2,648	963	(7,178)
Depreciation	4,987	5,206	5,512	5,593	21,298	5,985	6,435	7,096
Amortization of intangible assets	136	137	137	137	547	251	279	279
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168	6,979
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	617	29	83
Other	15	84	161	1,155	1,415	(873)	—	(641)

Adjusted EBITDA	18,955	23,264	22,810	24,026	89,055	15,853	17,882	(41,477)

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income and Adjusted Net Income Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	7,712	7,119	9,436	15,004	39,271	11,883	16,014	(33,140)
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168	6,979
Amortization of intangible assets	136	137	137	137	547	251	279	279
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	617	29	83
Other	3,432	386	263	524	4,605	(40)	(73)	317

Adjusted net income	19,190	21,414	21,645	23,599	85,848	19,659	24,417	(25,482)

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	52,105	57,920	69,547	69,080	62,298	69,342	69,225	69,404
Additional performance units	316	229	214	280	262	390	796	747

Adjusted weighted average shares outstanding	52,421	58,149	69,761	69,360	62,560	69,732	70,021	70,151

Adjusted net income per share	0.37	0.37	0.31	0.34	1.37	0.28	0.35	(0.36)